Exhibit 99.1

Click-Ins Partners with Sapiens to Provide Automated AI-based Vehicle Damage Inspection and Accelerate Claims Management

Integrated offering equips insurers with reliable data to make more effective decisions faster and improve customer experience

January 11, 2021 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Click-Ins, a rapidly growing next-generation AI SaaS vehicle damage inspection and assessment platform, today announced a partnership that will provide carriers with a comprehensive solution to accelerate claims management.

Click-Ins joins Sapiens’ robust partner ecosystem, which enables carriers to seamlessly and easily implement third party solutions, providing them a significant competitive advantage. Sapiens’ API-based platform and open architecture ensures that providers can easily choose the building blocks they need to integrate all elements within their ecosystem, offering full digital enablement.

Click-Ins solutions support end to end processing, automation and claims management and settlement. Through a seamless integration with Sapiens’ CoreSuite for P&C, carriers of all sizes can harness the benefits of AI to enable agility, speed and truly digital, yet simplified, claims experiences.

“AI and deep learning are transforming insurance underwriting as we know it,” said Roni Al-Dor, President and CEO at Sapiens. “Click-Ins has the expertise and capabilities needed to drive this transformation, making them ideal partners in our quest to provide comprehensive, customer-centric solutions.”

Click-Ins automates vehicle inspections for a smart, digital experience, enabling carriers to detect, analyze and process vehicle damage, with the click of any digital camera. Click-Ins works to increase automation, reduce human errors, fraud and risk, and increase customer satisfaction.

Based on AI, deep learning, 3D modeling, applied mathematics and computer vision, Click-Ins enables accurate recognition and analysis of external damages to all types of vehicles. The solution captures and processes digital pictures of damaged vehicles and transforms them into damage reports and damage repair estimates.

"We are pleased to partner with Sapiens. The need to automate car damage detection and accelerate claim processes is vital in today’s industry climate,” said Eugene Greenberg, Co-Founder and CEO at Click-Ins. “The integrated solution will enable insurance companies to better serve their customers.”

Sapiens CoreSuite for Property & Casualty is a highly integrated, flexible, digital offering that combines best-in-class policy, billing and claims solutions into a seamless end-to-end system, giving carriers the competitive edge. Sapiens’ market-leading, purpose-built platform is available as a full solution suite or as independent best of breed offerings.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

About Click-Ins

Founded with the aim of simplifying vehicle inspection, Click-Ins introduces AI-driven automated technology that completely redefines its category. Helping insurance and car companies transition from manual procedures to fast and efficient fact-based processes, Click-Ins provides a user experience that is both simpler and more reliable, for all parties involved.

To achieve the highest level of transparency and certainty, Click-Ins has developed a hybrid approach to AI. Using proprietary simulated data to pretrain AI modules, and leveraging multidisciplinary technologies, Click-Ins SaaS cloud solution accurately and consistently recognizes any damage, with no training period.

With its highly skilled team of technology, automotive, insurance and business experts, Click-Ins is headquartered in Israel, with offices and partners in the USA and Europe, providing 24/7 service to customers worldwide. For more information: www.click-ins.com

Media Contact

Shlomit Hertz

Head of Marketing

Shlomit.Hertz@click-ins.com